UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TURQUOISE HILL RESOURCES LTD.
(formerly Ivanhoe Mines Ltd.)
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

46579N103
(CUSIP Number)

DECEMBER 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☑ Rule 13d–1(c)

☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46579N103

1	NAMES OF REPORTING PERSONS TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 85,762,197*
	7	Sole dispositive power 0
	8	Shared dispositive power 85,762,197*
9	Aggregate amount beneficially owned by each reporting person 85,762,197*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%**
12	Type of reporting person (see instructions) HC
* See Item 4 of this Schedule
** Based on 1,005,337,226 Common Shares, reported as outstanding by Turquoise Hill Resources Ltd. as of November 14, 2012 in the third quarter financial statements included in the report on Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on November 15, 2012.

CUSIP No. 46579N103

1	NAMES OF REPORTING PERSONS TEMBUSU CAPITAL PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC use only
4	Citizenship or place of organization REPUBLIC OF SINGAPORE
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 85,762,197*
	7	Sole dispositive power 0
	8	Shared dispositive power 85,762,197*
9	Aggregate amount beneficially owned by each reporting person 85,762,197*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.5%**
12	Type of reporting person (see instructions) HC
* See Item 4 of this Schedule
** Based on 1,005,337,226 Common Shares, reported as outstanding by Turquoise Hill Resources Ltd. as of November 14, 2012 in the third quarter financial statements included in the report on Form 6-K furnished to the SEC on November 15, 2012.

Item 1(a).             Name of issuer:

Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.)

Item 1(b).             Address of issuer’s principal executive offices:

Suite 615, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1

2(a).                      Name of person filing:

(i) Temasek Holdings (Private) Limited (“Temasek Holdings”)
(ii) Tembusu Capital Pte. Ltd. (“Tembusu”)

2(b).                      Address or principal business office or, if none, residence:

(i) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.
(ii) 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

2(c).                      Citizenship:

(i)   Singapore.
(ii)  Singapore

2(d) Title of class of securities:

Common Shares without par value.

2(e).                       CUSIP No.:

The CUSIP number of the Common Shares is 46579N103.

Item 3.                  If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                  Ownership

(a)           Amount beneficially owned: 85,762,197

As of the date of this Schedule, Ellington Investments Pte. Ltd. (“Ellington”) directly owns 49,155,255 Common Shares.  Ellington is wholly-owned by Bartley Investments Pte. Ltd., which is wholly–owned by Tembusu, which is wholly-owned by Temasek Holdings.

As of the date of this Schedule, Dahlia Investments Pte. Ltd. (“Dahlia”) directly owns 36,606,942 Common Shares.  Dahlia is wholly owned by Thomson Capital Pte. Ltd., which is wholly-owned by Tembusu, which is wholly-owned by Temasek Holdings.

Accordingly, as of the date of this Schedule, each of Temasek Holdings and Tembusu may be deemed to beneficially own the 49,155,255 Common Shares directly owned by Ellington and the 36,606,942 Common Shares directly owned by Dahlia, being an aggregate of 85,762,197 Common Shares.

(b)           Percent of class:  8.5%

All percentage calculations in this schedule are based on the 1,005,337,226 Common Shares reported as outstanding by Turquoise Hill Resources Ltd. as of  November 14, 2012 in the third quarter financial statements included in the report on Form 6-K furnished to the SEC on November 15, 2012.

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote: 0.

(ii)           Shared power to vote or to direct the vote:  85,762,197

(iii)          Sole power to dispose or to direct the disposition of: 0.

(iv)          Shared power to dispose or to direct the disposition of: 85,762,197

Item 5.                  Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.                  Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.                  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 2 to the statement on Schedule 13G filed with the SEC by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.

Item 8.                  Identification and Classification of Members of the Group

Not Applicable

Item 9.                  Notice of Dissolution of Group.

Not Applicable

Item 10.                Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Yeo Whye Lin Wendy
Name:	Yeo Whye Lin Wendy
Title:	Director

1 This amendment is being filed jointly by Temasek Holdings and Tembusu pursuant to the Joint Filing Agreement dated June 7, 2012 filed as an exhibit to the statement on Schedule 13G filed by Temasek Holdings and Tembusu with respect to the issuer on June 8, 2012.